Park-Ohio Holdings Corp.

6065 Parkland Blvd.

Cleveland, Ohio 44124

January 21, 2014

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-3628

Attention:	John Cash, Accounting Branch Chief

Dale Welcome

Anne McConnell

Kenyar Daneshrar

Erin Jaskot

Re:	Park-Ohio Holdings Corp.

Definitive Proxy Statement on Schedule 14A

Filed April 15, 2013

File No. 0-03134

Ladies and Gentlemen:

Park-Ohio Holdings Corp., an Ohio corporation (the “Company” or “we”), is submitting this letter in response to the comment letter from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), dated January 10, 2014.

Below is the Company’s response. For the convenience of the Staff, we have repeated the Staff’s comment before our response.

Definitive Proxy Statement on Schedule 14A

Compensation Discussion and Analysis, page 17

Compensation Components, page 19

1.	We note your response to comment nine of our letter dated October 31, 2013. In future filings, please include a discussion of how you determined the amount of the annual bonus to pay to each of the named executive officers, including the specific financial performance, individual leadership characteristics and internal equitable considerations that were considered for each named executive officer. Please disclose this information on an officer-by-officer basis.

Securities and Exchange Commission

January 21, 2014

Response:

In future filings, we will include a discussion of how we determined the amount of the annual bonus paid to each of the named executive officers, including any specific financial performance, individual leadership characteristics and internal equitable considerations that were considered for each named executive officer, on an officer-by-officer basis.

*            *             *

In connection with the above responses, the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions regarding these matters, please do not hesitate to contact me at 440-947-2215 or by facsimile at 440-947-2209.

Sincerely,

/s/ W. Scott Emerick
W. Scott Emerick
Vice President and Chief Financial Officer